October 31, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
One Station Place, N.E.
Washington, D.C. 20549-0510

Attention:	Megan Akst, Staff Accountant

	Re:	SEC Comment Letter dated October 24, 2006 Sapient Corporation Item 4.02 Form 8-K Filed on October 20, 2006 File No. 0-28074
Ladies and Gentlemen:
Set forth below is Sapient Corporation’s (the “Company”) response to the Staff of the Securities and Exchange Commission’s (the “Commission”) comments in the Staff’s letter dated October 24, 2006 (the “October 24 Letter”) regarding the Company’s 8-K filed on October 20, 2006.
For reference purposes, the Staff’s comments as reflected in the October 24 Letter are reproduced in bold in this letter, and the corresponding responses of the Company are shown below each comment.
1a. Please tell us the current status of your review and explain what consideration you have given to the accounting and disclosure implications of SFAS No. 5, “Accounting for Contingencies” and FIN 14, “Reasonable Estimation of the Amount of a Loss.” In this regard, tell us what consideration you gave to including disclosure and discussion of this issue’s potential impact on the qualification of the Company’s stock option plan, claims or litigation by affected option and stockholders, and possible legal or regulatory action by the Internal Revenue Service or other regulatory bodies.

Response to Comment 1a
Over the past two months, the audit committee of the Company’s board of directors (“Audit Committee”) has directed an internal investigation into the Company’s stock-based compensation practices (the “Investigation”) in which over 400,000 e-mails and other documents have been reviewed and analyzed and 15 current and former officers, directors and employees of the Company have been interviewed. The Audit Committee expects to conclude the Investigation in the fourth quarter of 2006. Based on preliminary results of the investigation to date, management has concluded that certain historical option grants had incorrect measurement dates and were not appropriately accounted for. The Company has determined that it will need to restate past financial statements as a result of these errors, however, the Company has not completed its analysis of the number of historical option grants that had incorrect measurement dates, the full amount of all stock based compensation charges or any tax impact related to past option grant issues. The Company will complete its analysis as soon as practicable after the Audit Committee concludes the Investigation.
To date, the Company has not received any notices or inquiries from the Internal Revenue Service or other regulatory bodies in connection with the Investigation. Two shareholder derivative actions, which are being consolidated into a single action, have been filed against the Company and certain former board members and executive officers. The Company and the other defendants are defending the consolidated suit vigorously.
Until completion of the Investigation, the Company is unable to determine or reasonably estimate the potential impact of its stock-based compensation grant practices on the qualification of the Company’s stock option plans, claims or litigation by affected option and stockholders, and possible legal or regulatory action by the Internal Revenue Service or other regulatory bodies. The Audit Committee intends to, and has been working diligently to, complete the Investigation as soon as possible so that it may better assess the actions required by and risks associated with the Investigation. To that end, upon completion of the Investigation the Company expects to consider fully the implications of SFAS No. 5 and FIN 14 in the preparation of its current and any restated financial statements and will properly disclose its conclusions in such filings.
As a result of the Investigation, the Company announced in a press release and informed the Commission that it delayed the filing of its Form 10-Q for the quarter ended June 30, 2006 (the “Q2 10-Q”) until such time as the Company could determine whether any material adjustments are necessary to the Company’s previously issued financial statements or the preliminary financial results that the Company disclosed on August 8, 2006. The Company also filed a Form 12b-25 disclosing the delay of its Q2 10-Q filing.

Finally, the Company would like to note that since the commencement of the Investigation, the Company has provided and will continue to provide the Commission’s Enforcement Division regular status reports concerning the Investigation, including the Company’s findings and conclusions concerning the same.
1b.    Further, please amend your report to include the time frame for filing restatements.
Response to Comment 1b
In its press release that was attached as an exhibit to the report, the Company stated that the Audit Committee expected to conclude the Investigation in the fourth quarter of 2006, and the Company will amend prior period financial statements as required as soon as practicable thereafter. This remains the Company’s best estimate of the timeframe for any required restatements. Thus, the requested information has been publicly disclosed and the Company respectfully suggests that an amendment to the report is neither required nor necessary. As circumstances warrant concerning the Investigation, the Company will continue to update our public disclosures consistent with the Company’s reporting obligations.
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Please be advised that, in connection with the Staff’s comments in the October 24 Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure of the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at 617-374-6833.
Very truly yours,
/s/ Kyle A. Bettigole